

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Jianghuai Lin
Chief Executive Officer
Taoping Inc.
Unit 3102, 31/F, Citicorp Centre
18 Whitefield Road, Hong Kong

> **Re: Taoping Inc.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated October 31, 2022**
> **File No. 001-35722**

Dear Jianghuai Lin:

We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information
Summary of Risk Factors, page 7

1.   We note your disclosure that no permissions or approvals are required to offer securities. Please provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

2.   We note your response to prior comment 3. Please include your discussion of permission and approvals required to be obtained from Chinese authorities to operate your business in your summary of risk factors with a specific cross-reference to a more detailed risk factor discussion.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(f) Accounts Receivable, Accounts Receivable-related parties and Concentration of Risk, page F-20

3.   We note your response to prior comment 7. Please address the following separately for accounts receivable and accounts receivable-related parties:
   • Tell us your typical payment terms included within your contracts with customers.
   • Explain why you do not begin to provide a provision for credit loss until receivables are unpaid for more than a year.
   • For receivables outstanding as of December 31, 2020, December 31, 2021, and June 30, 2022, please tell us the reporting period in which the underlying revenue was recognized, differentiating between receivables with an allowance and those without an allowance.
   Also, please explain the underlying factors that led to nearly 98% of your related party receivables being deemed uncollectable as of December 31, 2021.

(n) Cryptocurrencies, page F-22

4.   We note your response to prior comment 8. Please revise to present cryptocurrency impairment outside of administrative expense in the statement of operations. We refer to guidance in Item 5-3(b)(6) of Regulation S-X.

5.   As a related matter, the presentation of impairment losses and realized gains or losses of the same asset should be classified on a consistent basis. Please revise to classify your gains and losses from the sales of cryptocurrencies within loss from operations, consistent with your presentation of impairment losses on cryptocurrencies. Refer to ASC 610-20-45-1.

Revenue - Cryptocurrency mining, page F-25

6.   We note your response to prior comment 13. For your contracts with mining pool operators that involve promises of non-cash consideration, we are unable to agree that fair value at contract inception does not apply to you. As noted in ASC 606-10-32-21, the transaction price in these scenarios should be measured at the estimated fair value of the non-cash consideration at contract inception. Please revise accordingly. Also, you disclose on page F-25 that consideration from these contracts is variable. Please refer to ASC 606-10-32-5 through 32-14, 32-21 through 32-23, and 50-20 and address the following:
   • Tell us when you consider contract inception to occur.
   • Explain how you determined that it is not probable that a significant reversal of cumulative revenue will not occur.
   • Describe the extent to which you constrain your variable consideration and why.
   • Discuss how and when you reassess your variable consideration.
   • Provide us with a timeline that more clearly describes the typical length of time from

contract inception to receipt of noncash consideration, including successful placement of a block, earning an award from the pool operator, receipt of confirmation, and receipt of consideration.

7. We note your response to prior comments 13 and 14. In light of the daily volatility observed within cryptocurrency markets, please explain in detail how you determined that the fair value at contract inception is not materially different than each of the following:
   • quoted closing price per Yahoo Finance on the date the cryptocurrency is received
   • fair value at the time you earn the award from the pool operator
   • fair value at the time you receive confirmation of the consideration you will receive

8. We note your response to prior comment 14 and disclosures on page 13 which mention your FTX trading account. If you file another amendment to your Form 20-F for the fiscal period ended December 31, 2021, as part of subsequent events, consider disclosing the extent that FTX's recent bankruptcy has materially impacted your business, financial condition and/or results of operations. We refer to guidance in ASC 855-10-50-2.

9. We note your response to prior comment 15. Please revise to clarify that although your performance obligation in your contracts with the mining pool operator is the provision of computing power, you are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin Sun